Mail Stop 3561
	October 7, 2005


Arlene S. Hong, Esq.
General Counsel
J. Crew Group, Inc.
770 Broadway
New York, New York 10003

          Re:	J. Crew Group, Inc.
	Amendment No. 1 to Registration Statement on Form S-1
	Filed September 23, 2005
	File No. 333-127628

Dear Ms. Hong:

	We have reviewed your amendment and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to comment 6 in our letter dated August
17,
2005 indicating you have requested confidential treatment under Freedom of Information Act Rule 83 for the source materials of NPD Fashionworld. Please file an electronic version of the letter on EDGAR and ensure that the redacted information covered by the confidential treatment request is clearly marked to indicate the location of the omitted information.



Prospectus Summary, page 1
2. Please refer to comment 5 in our letter dated August 17, 2005. Please delete the promotional terms and phrases appearing in this section. For example, we note the statement that your limited edition luxury items "create excitement and a sense of urgency in our customers." Please revise your disclosure as appropriate.
3. We note your response to comment 6 in our letter dated August
17,
2005 indicating you have obtained consent from NPD Fashionworld to include the statistical information in your registration statement.
Please file the consent.

Risk Factors, page 9
Fluctuations in our comparable store sales..., page 12
4. As currently drafted, this risk factor subheading does not concisely state the material risk to investors and the consequences should that risk occur. Please revise accordingly.

We are subject to advertising, consumer protection and zoning and occupancy laws..., page 15
5. Please revise this risk factor to identify and fully discuss the
"other regulations and regulatory changes" that could require you to modify your current business practices and incur increased costs. Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Net Sales, page 34
6. We have reviewed your response to comment 16 in our letter dated
August 17, 2005 and the revisions to your disclosure. We assume that you use your internal merchandising systems to maintain sales information for significant product categories within the product lines you disclosed. If not, please advise. If so, please present a more detailed presentation and discussion of sales by product category, particularly the significant categories within your apparel product lines, or tell us why a more detailed presentation is not material to an understanding of your business. Please also see the comment below regarding results of operations.



Results of Operations, page 35
7. We have reviewed your response to comment 16 in our letter dated
August 17, 2005 and the revisions to your disclosure. Please quantify in dollars the amounts of merchandise costs and buying and occupancy costs in your analysis and discussions of gross profit and provide an analysis of the underlying reasons for significant changes in cost of goods sold for each period presented. In addition, in your discussions of revenues, please identify and address the significant changes in your product line and merchandise assortment that are necessary for an understanding and evaluation of your results during the periods presented. Please refer to SEC Release No. 33-8350.

Shares Eligible for Future Sale, page 91
Lock-up Agreements, page 92
8. Please refer to comment 29 in our letter dated August 17, 2005. We note your response outlining the "certain exceptions" you refer to relating to the disposition or hedging of securities under the lock-up agreements. Please revise your disclosure in this section to discuss the exceptions. In addition, we note your response indicating any release of shares prior to expiration of the lock-up will depend on the "facts and circumstances" existing at the time and will be subject to the sole discretion of Goldman Sachs and Bear Stearns. With a view towards disclosure, please explain the facts and circumstances that may cause a release of securities prior to expiration of the lock-up.

Financial Statements

Notes to Unaudited Condensed Consolidated Financial Statements, page
F-5
9. We note your response to comment 16 in our letter dated August
17,
2005 and the revisions to your disclosure. Please disclose the information required by paragraph 40 of SFAS 128 in your interim financial statements.

Consolidated Statements of Changes in Stockholders` Deficit, page
F-
10
10. We note your response to comment 37 in our letter dated August 17, 2005. It does not appear that your accounting treatment for preferred stock dividends is supported by authoritative guidance. Please restate your financial statement to record dividends on preferred stock as a reduction of additional paid-in capital to the extent of the balance thereof. Please refer to SAB Topic 3:C and EITF Topic D-98.

Note 1.  Nature of Business and Summary of Significant Accounting
Policies, page F-12

Segment Information, page F-12
11. We note your response to comments 38 and 39 in our letter dated
August 17, 2005. It does not appear that the segments you aggregate are economically similar. We note that the historical gross margin percentage of your direct segment has exceeded the gross margin percentage of your stores segment by 7.2% to 10.6% over the last three fiscal years. We also note that the segments have not had similar sales trends. For example, while sales for your stores segment increased slightly from fiscal year 2002 to 2003, sales for your direct segment decreased by 30% over the same time period.
In
addition, it does not appear the segments use similar distribution methods. Consequently, aggregation of your operating segments does not appear to be consistent with the objective and basic principles of SFAS 131 - to provide information about the different types of business activities in which an enterprise engages and the different economic environments in which it operates in order to help users of financial statements better understand the enterprise`s performance, better assess its prospects for future net cash flows, and make more informed judgments about the enterprise as a whole. Please provide to us additional information that supports your position that the distribution methods of the segments are similar and explain why long-term average gross margins and sales trends for the operating segments are expected to be similar in the future in light of historical results. Alternatively, please present the segment information and related disclosures required by SFAS 131.
12. We note that production and import expenses are not allocated to your operating segments. Please explain to us why these costs are not capitalized in inventory.

Revenue Recognition, page F-14
13. We note your response to comment 40 in our letter dated August 17, 2005. We do not believe that estimated breakage on gift cards should be recognized at the point of purchase. Rather, in circumstances where you are able to demonstrate that the demand for future performance is remote and the estimate of breakage is based on a large population of homogeneous transactions, the breakage should either be recognized ratably over a period that is representative of the period of time the breakage estimate is expected to be realized or at the end of the estimated breakage period, whichever is appropriate in the circumstances. Consequently, we believe you should revise your accounting policy and restate your financial statements. Please advise. In doing so, tell us how you determined the estimated breakage period and provide to us a schedule that reflects, for each of the years included in Exhibit B to your response dated September 23, 2005:
* the number and dollar amount of gift cards purchased in the year;
* the number, dollar amount and percentage of gift cards redeemed in the year of purchase and in each subsequent year; and
* the number, dollar amount and percentage of gift cards outstanding at the end of the year of purchase and each subsequent year.

If available, provide this information for previous years to the extent relevant to your estimated breakage period.

In addition, it appears that breakage is material to income (loss) from operations and that you should revise your financial statements to present breakage as a separate line item in your statements of operations in accordance with paragraph 20 of APB 26. Please advise.

Further, please tell us whether the reduction in other income related
to the error in determining the escheatable portion of unredeemed gift cards was recognized in the first quarter of fiscal 2005 or 2004 and, if necessary, revise your disclosure in the fourth paragraph on page 36. In addition, please tell us the effect on your operating income (loss) for the quarter that includes the error correction and, if material, disclose the effect of the adjustment on net income
(loss) disclosed in Note 18 to your financial statements.

Finally, please explain to us how your accounting policy for promotional certificates complies with the guidance in Issue 4 of EITF 01-9. In doing so, tell us your basis for recognizing the value of the promotional certificates as a reduction of revenue at the date of issuance as opposed to the date of redemption. Please also tell us the amount of your liability for promotional certificates at the end of each period presented in your statements of operations.

16. Stock Compensation Plans, page F-26
14. We note your response to comment 45 in our letter dated August 17, 2005. Please provide to us objective support for the amount of the marketability discounts used in your valuations including, among others, the prospects for liquidity, restrictions on transferability and risk or volatility and describe the factors that support the changes in the marketability discount used in each of the valuations.
Please tell us the effect of changes in the marketability discount, your debt structure and your EBITDA projections on each valuation used to determine the fair value of your common stock. Please also tell us the method you used to allocate enterprise value to your preferred stock and why you believe that the allocation method you used is the most appropriate method for your circumstances. As indicated, please continue to update your response to reflect transactions through the effective date. We will not conclude on any response you provide until you have filed an amendment that includes your anticipated initial public offering price range and describe the intervening events which occurred during the year preceding the date you filed your registration statement that significantly increased the fair value of your common stock.

Schedule II Valuation and Qualifying Accounts, page F-29
15. We note your response to comment 47 in our letter dated August 17, 2005. When goods have been written down below cost at the close of a fiscal period, this reduced amount is to be considered the cost for subsequent accounting purposes. See footnote 2 to Chapter 4 of
ARB 43. It appears that your methodology may result in an increase in cost of inventory previously written down. Please confirm to us that your inventory reserves are established against specific inventory items and that you do not reduce reserves related to items previously written down unless the items are sold or consumed.


* * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Andrew Blume at (202) 551-3254 or William
Choi,
Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters.
Please contact Matthew Benson at (202) 551-3335 or Ellie Quarles, Special Counsel, at (202) 551-3238 with any other questions you may have.

						Sincerely,



						H. Christopher Owings
						Assistant Director

cc:	Jeffrey D. Karpf, Esq.
	Cleary Gottlieb Steen & Hamilton LLP
	Fax: (212) 225-3999










































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Arlene S. Hong
J. Crew Group, Inc.
October 7, 2005
Page 1